

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 10, 2024

Eric Wong
Chief Executive Officer
Nova Vision Acquisition Corp
2 Havelock Road #07-12
Singapore 059763

> **Re: Nova Vision Acquisition Corp**
> **Form 10-K for the Year Ended December 31, 2023**
> **Filed March 4, 2024**
> **File No. 001-40713**

Dear Eric Wong:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe the comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Year Ended December 31, 2023

Consolidated Statements of Cash Flows, page F-6

1.   We note the statement of cash flows for the year ended December 31, 2022 included here does not agree with the Form 10-K/A filed on August 7, 2023. Please explain and revise as necessary. As applicable, ensure your revised financial statements are labeled as restated, include a discussion of any restatement in the report of your independent registered public accounting firm and provide the necessary footnote disclosures. Refer to ASC 250-10-50-7. Similar revisions should be made to your financial statements that are included in any open registration statements.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Dave Edgar at 202-551-3459 or Kathleen Collins at 202-551-3499 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Lawrence Venick